UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011

Commission File Number 000-31513

VIRYANET LTD.

(Translation of registrant’s name into English)

8 HaMarpe St.

Har Hotzvim

P.O. Box 45041

Jerusalem 91450 Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate be check mark weather the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .

Attached as Exhibit 99.1 hereto is a copy of the registrant’s press release dated November 8, 2011, entitled “VIRYANET REPORTS THIRD QUARTER 2011 RESULTS”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIRYANET LTD.

By:	/S/ MEMY ISH-SHALOM
Name:	Memy Ish-Shalom
Title:	Chief Executive Officer

Date: November 8, 2011

Exhibit Index

Exhibit No.	Description

99.1	Press release issued by the registrant on November 8, 2011, entitled “VIRYANET REPORTS THIRD QUARTER 2011 RESULTS”.

ViryaNet Reports Third Quarter 2011 Results

Quarterly Net Income More than Doubles and License Revenues Up 123% Year-Over-Year

Westborough, MA, November 8, 2011 - ViryaNet Limited (OTCQB: VRYAF), a leading provider of software solutions that optimize the planning, execution, and monitoring of service processes for mobile workforces, announced financial results for the third quarter of 2011.

For the third quarter ended September 30, 2011, ViryaNet reported total revenues of $2.9 million, a 4.0% increase compared to the same period in 2010. Licenses revenues increased by 123%, from $0.4 million in the third quarter of 2010 to $0.9 million in the third quarter of 2011. Maintenance and services revenues decreased to $2.0 million in the third quarter of 2011, compared to $2.4 million in the third quarter of 2010. Net income for the third quarter was $373,000 or $0.10 basic and $0.09 diluted earnings per share, compared to net income of $151,000 or $0.04 basic and diluted earnings per share for the same period in 2010.

“We are pleased with the results of the third quarter, especially with the significant increase in licenses revenues and net income. Our ability to close nine new license deals, with existing and new customers, demonstrates the innovative products we deliver to the marketplace,” stated Memy Ish-Shalom, the Chief Executive Officer of ViryaNet. “We welcome six new customers that we have acquired through direct sales efforts and through our partners. Once fully deployed at these new customers, our innovative G4 solution will add over 8,000 scheduled resources for such customers.”

About ViryaNet

ViryaNet delivers mobile workforce management solutions that intelligently guide, automate, and optimize both simple and complex field service work, resulting in measurable business benefits. ViryaNet’s products, pre-packaged solutions and people are recognized within the industry as innovative which in turn enables its’ customers to be viewed as leaders within their respective industries. ViryaNet’s G4 products specialize in the functions of scheduling and dispatching resources and enabling mobile field communication and are delivered in industry specific configurations. Embedding industry best practices and utilizing innovative technologies like ViryaNet’s BPM Blueprint for Mobile Workforce ManagementTM, Microsoft InfoPath® and device agnostic mobile solutions enable ViryaNet’s products to be rapidly deployed and extended to support virtually any business process across a wide range of industries. ViryaNet is proud to call many of the world’s leading utilities, the United States’ largest pure rural telecommunications firm, the supermarkets most respected retailer, North America’s largest auto insurer and 5 of the top 10 Australian water utilities as customers. ViryaNet has strong partnerships with leading platform and system integration companies that enable it to have a global presence. Headquartered in Westborough, MA, ViryaNet has additional offices in the United States, Israel and Australia. For more information visit our website, our blog, or follow us on twitter.

Safe Harbor Statement

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding ViryaNet’s expectations, beliefs, intentions, or strategies regarding the capabilities of its products, its relationships with its customers, its customer purchases, its future operational plans and objectives including integration of other businesses, its future business prospects, its future financial performance, its future cash position, and its future prospects for profitability. All forward-looking statements included in this document are based upon information available to ViryaNet as of the date hereof, and ViryaNet assumes no obligation to update any such forward-looking statements. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. These and other risks relating to ViryaNet’s business include market acceptance of and demand for ViryaNet’s products, risks associated with a slow-down in the economy, risks associated with the financial condition of ViryaNet’s customers, risks associated with competition and competitive pricing pressures, risks associated with increases in costs and operating expenses, risks in technology development and commercialization, the risk of operating losses, risks in product development, risks associated with international sales, and other risks that are set forth in ViryaNet’s annual report on Form 20-F, filed on July 15, 2011, and the other reports filed by ViryaNet from time to time, with the Securities and Exchange Commission. Reported results should not be considered an indication of future performance. You should not place undue reliance on these forward-looking statements, which speak only as the date hereof. ViryaNet disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

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Press Contact:

Dolores Fallon

ViryaNet, Ltd

508-490-8600, ext 5917

Dolores.Fallon@viryanet.com

VIRYANET AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	December 31, 2010	September 30, 2011
	Audited	Unaudited
Assets

CURRENT ASSETS:
Cash and cash equivalents	$97	$208
Restricted cash deposits	—	140
Trade receivables	1,066	1,210
Other accounts receivable and prepaid expenses	200	220

Total current assets	1,363	1,778

NON-CURRENT ASSETS:
Severance pay fund	1,018	990
Other	20	23

Total non-current assets	1,038	1,013

PROPERTY AND EQUIPMENT, net	106	106

GOODWILL	7,253	7,225

Total assets	$9,760	$10,122

VIRYANET AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	December 31, 2010	September 30, 2011
	Audited	Unaudited
Liabilities and shareholders’ equity

CURRENT LIABILITIES:
Short-term bank credit	$288	$450
Current maturities of long-term bank loans	500	517
Trade payables	386	599
Deferred revenues	3,356	3,152
Other accounts payable and accrued expenses	1,872	2,434
Convertible debt	517	—
Loan from related party	79	79

Total current liabilities	6,998	7,231

LONG-TERM LIABILITIES:
Long-term bank loan, net of current maturities	589	763
Long-term convertible debt	—	505
Long-term deferred revenues	317	5
Long-term deferred rent payable	—	40
Accrued severance pay	1,499	1,498

Total long-term liabilities	2,405	2,811

SHAREHOLDERS’ EQUITY:
Share capital	4,350	4,587
Additional paid-in capital	116,456	116,362
Accumulated other comprehensive income	55	162
Accumulated deficit	(120,504)	(121,031)

Total shareholders’ equity	357	80

Total liabilities and shareholders’ equity	$9,760	$10,122

VIRYANET AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited. U.S. dollars in thousands, except share and per share data)

	Three months ended September 30		Nine months ended September 30
	2010	2011	2010	2011

Revenues:
Software licenses	$396	$882	$1,274	$1,304
Maintenance and services	2,397	2,022	7,194	6,394

Total revenues	2,793	2,904	8,468	7,698

Cost of revenues:
Software licenses	13	14	136	37
Maintenance and services	1,127	987	3,216	2,940

Total cost of revenues	1,140	1,001	3,352	2,977

Gross profit	1,653	1,903	5,116	4,721

Operating expenses:
Research and development	245	424	765	1,427
Selling and marketing	718	730	2,250	2,243
General and administrative	417	433	1,298	1,349

Total operating expenses	1,380	1,587	4,313	5,019

Income (loss) from operations	273	316	803	(298)
Financial income (expenses), net	(92)	59	(177)	(93)
Other expenses (1)	—	—	—	(128)

Net income (loss) before taxes	181	375	626	(519)
Taxes on income	30	2	65	8

Net income (loss) after taxes	$151	$373	$561	$(527)

Basic net earnings (loss) per share	$0.04	$0.10	$0.16	$(0.14)

Weighted average number of shares used in computation of basic net earnings (loss) per share	3,523,185	3,725,122	3,443,962	3,648,850

Diluted net earnings (loss) per share	$0.04	$0.09	$0.15	$(0.14)

Weighted average number of shares used in computation of diluted net earnings (loss) per share	3,921,358	4,132,960	3,861,693	3,648,850

(1)	Other expenses reflect the non-cash accumulated foreign currency translation adjustment component of equity that was removed from equity as a result of substantially complete liquidation of the Company’s UK subsidiary.